SECURITIES AND EXCHANGE COMMISSION

                 Washington, DC 20549

                     SCHEDULE 13G

     Under the Securities and Exchange Act of 1934



                  CUMULUS MEDIA INC.
                   (Name of Issuer)

         Class A Common Stock, $.01 par value
            (Title of Class of Securities )


                       231082108
                    (CUSIP NUMBER)

                   December 31, 1998
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [X]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

1)   Name of Reporting Person      CML Holdings, LLC
     SS or IRS Identification
     Nos. of Above Person

2)   Check the Appropriate Box               (a)  X
     of A Member of  Group
     (See Instructions)                      (b)

3)   SEC Use Only

4)   Citizenship or Place of       Delaware
     Organization

     Number of                (5)  Sole Voting Power 1,703,422
     Shares
     Beneficially Owned       (6)  Shared Voting Power
     by Each Reporting
     Person With              (7)  Sole Dispositive Power 1,703,422

                              (8)  Shared Dispositive Power

9)   Aggregate Amount         1,703,422
     Beneficially Owned by
     Each Reporting Person

10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
     (See Instructions)

11)  Percent of Class
     Represented By
     Amount in Row 9        16.7%, based on 8,575,504 Class A
                            shares outstanding and
                            assuming conversion of
                            reporting person's Class C
                            (high vote) shares into Class
                            A shares.

12)  Type of Reporting
     Person (See
     Instructions)          OO

1)   Name of Reporting Person      Richard W. Weening
     SS or IRS Identification
     Nos. of Above Person

2)   Check the Appropriate Box               (a)  X
     of A Member of  Group
     (See Instructions)                      (b)

3)   SEC Use Only

4)   Citizenship or Place of       United States
     Organization

     Number of                (5)  Sole Voting Power 2,201,367
     Shares
     Beneficially Owned       (6)  Shared Voting Power
     by Each Reporting
     Person With              (7)  Sole Dispositive Power 2,201,367

                              (8)  Shared Dispositive Power

9)   Aggregate Amount         2,201,367
     Beneficially Owned by
     Each Reporting Person

10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
     (See Instructions)

11)  Percent of Class
     Represented By
     Amount in Row 9         20.5%, based on 8,575,504 Class A
                             shares outstanding and
                             assuming conversion of
                             reporting person's Class C
                             (high vote) shares into Class
                             A shares.  Includes shares
                             held by CML Holdings, LLC and
                             Quaestus Management Corp, over
                             which Mr. Weening exercises
                             voting and dispositive power.

12)  Type of Reporting
     Person (See
     Instructions)          IN, HC

1)   Name of Reporting Person      Quaestus Management Corp.
     SS or IRS Identification
     Nos. of Above Person

2)   Check the Appropriate Box               (a)  X
     of A Member of  Group
     (See Instructions)                      (b)

3)   SEC Use Only

4)   Citizenship or Place of       Delaware
     Organization

     Number of                (5)  Sole Voting Power 438,313
     Shares
     Beneficially Owned       (6)  Shared Voting Power
     by Each Reporting
     Person With              (7)  Sole Dispositive Power 438,313

                              (8)  Shared Dispositive Power

9)   Aggregate Amount         438,313
     Beneficially Owned by
     Each Reporting Person

10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
     (See Instructions)

11)  Percent of Class
     Represented By
     Amount in Row 9        4.9%, based on 8,575,504 Class A
                            shares outstanding and
                            assuming conversion of
                            reporting person's Class C
                            (high vote) shares into Class
                            A shares.

12)  Type of Reporting
     Person (See
     Instructions)          CO

Item 1(a) Name of Issuer.

          Cumulus Media Inc.

Item 1(b) Address of Issuer's Principal Executive Office's

          111 East Kilbourn Avenue, Suite 2700
          Milwaukee, Wisconsin  53202

Item 2(a) Names of Persons Filing.

          CML Holdings, LLC
          Quaestus Management Corp.
          Richard W. Weening

Item 2(b) Address of Principal Business Office:

          111 E. Kilbourn Avenue, Suite 2700
          Milwaukee, WI  53202

Item 2(c) Citizenship:

               CML Holdings, LLC is a Delaware limited
          liability company; Quaestus Management Corp.
          is a Delaware corporation; Mr. Weening is a United States citizen.

Item 2(d) Title of Class of Securities.

          Class A Common Stock, $.01 par value

Item 2(e) CUSIP Number.

          231082108

Item 3         If this statement is filed pursuant to Rule
               13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                         (a)  ___  Broker or dealer
                              registered under Section 15 of the
                              Act (15 U.S.C. 78o).
                         (b)  ___  Bank as defined in
                              Section 3(a)(6) of the Act (15
                              U.S.C. 78c).
                         (c)  ___  Insurance company as
                              defined in Section 3(a)(19) of the
                              Act (15 U.S.C. 78c).
                         (d)  ___  Investment company
                              registered under Section 8 of the
                              Investment Company Act of 1940
                              (15 U.S.C. 80a-8).
                         (e)  ___  An investment
                              adviser in accordance with 240.13d-
                              1(b)(1)(ii)(E);

                         (f)  ___  An employee benefit
                              plan or endowment fund in
                              accordance with 240.13d-(b)(1)(ii)(F);
                         (g)  ___  A parent holding
                              company or control person in
                              accordance with 240.13d-1(b)(ii)(G);
                         (h)  ___  A savings association as defined
                              in Section 3(b) of the Federal Deposit
                              Insurance Act (12 U.S.C. 1813);
                         (i) ___ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
                         (j)  ___  Group, in accordance
                              with 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership

     (a)  See Row 9 of each reporting person's cover page.

     (b)  See Row 11 of each reporting person's cover page.

          (c)  Each reporting person has sole voting
          and dispositive power over the indicated shares.

Item  5. Ownership of Five Percent or Less of a Class.

          Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of
         Another Person.

          Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent
         Holding Company.

          Not Applicable


Item 8. Identification and Classification of Members of the Group.

          Cumulus Holdings, LLC;
          Quaestus Management Corp.;
          Richard W. Weening.


Item 9.  Notice of Dissolution of the Group.

          Not Applicable

Item 10. Certification.

     Not applicable.

     After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.


February 15, 1999
-----------------
Date


CML HOLDINGS, LLC


By:/s/ Richard W. Weening
   -------------------------------
   Richard W. Weening, President
   Quaestus Management Corp.
   the Managing Member


/s/ Richard W. Weening
----------------------------------
Richard W. Weening



QUAESTUS MANAGEMENT CORP.


By:/s/ Richard W. Weening
   ---------------------------------
   Richard W. Weening, President